[Wyeth Letterhead]

October 22, 2007

Mr. Tim Buchmiller, Esq.

Senior Attorney

Division of Corporation Finance

Mail Stop 6010

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wyeth

Definitive Proxy Statement

Filed March 16, 2007

File No. 1-1225

Dear Mr. Buchmiller:

Wyeth (the “Company”) acknowledges receipt of the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in a letter from the Staff dated August 21, 2007 (the “Comment Letter”) pertaining to the Company’s 2007 Definitive Proxy Statement filed on March 16, 2007.

Set forth below is the Company’s response to the Staff’s comments, numbered to correspond to the paragraph numbers in the Comment Letter. To assist in your review, we have retyped the text of the Staff’s comments in italics below.

Consistent with our telephone conversation of September 7, 2007, our understanding is that all of the Staff’s comments are intended to be directed at future filings, with the exception of Comment 13. In addition, consistent with the Comment Letter and our telephone conversation, for those comments in which the Company’s response is that it intends to comply with the comment in its 2008 proxy statement, the responses set forth below indicate only the Company’s intention to do so and, in some cases, a brief description of the context. As contemplated by Instructions 1 and 3 to Item 402(b) of Regulation S-K, such commitments are made with the understanding that such additional disclosure would only be included to the extent applicable and material to the Company’s 2008 proxy statement.

Compensation Discussion and Analysis, page 22

1.	You disclose that you have designed your compensation packages to reward, in addition to superior company performance, individual performance and long-term service with Wyeth. Please expand your Compensation Discussion and Analysis to include a more specific discussion and analysis of how the applicable elements of your compensation packages are structured and implemented to reflect your named executive officer’s individual performance and long-term service with the company. With respect to individual performance, you should disclose the elements, both quantitative and qualitative, and specific contributions the Compensation and Benefits Committee considered in its evaluation, and if applicable, how those elements and contributions were weighted and factored into specific compensation decisions. In particular, we note from your discussion under “Annual Incentive Cash Awards” that individual performance is a key consideration in determining the amount of such awards. Although we note your discussion of the individual performance factors in determining the annual cash incentive award for your Chief Executive Officer, please discuss and analyze how those performance factors translated into his actual annual incentive award. Please also provide similar discussion and analysis for your other named executive officers. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and will include the requested disclosure in its 2008 proxy statement. In particular, the Company will include a more specific discussion of the components of individual performance that the Compensation and Benefits Committee (the “Committee”) considered material in making compensation decisions with respect to each named executive officer. The references in the Company’s 2007 proxy statement to rewarding long-term service with the Company relate primarily to the Company’s pension plans (as noted at the bottom of page 22 and the top of page 23) and to the retention-related aspects of the Company’s long-term equity incentive compensation. The Company will expand the disclosure in its 2008 proxy statement to highlight the retention-related aspects of its long-term equity compensation programs.

2.	You disclose on page 17 that the Compensation and Benefits Committee is presented for its review at each meeting current data on base salaries, annual cash incentive awards and long-term equity incentive awards for each named executive officer. Given this disclosure, please include additional disclosure addressing the extent to which the information provided to the Committee for its review was comprised of information that was in addition to or different from the information presented in your Summary Compensation Table. Please also discuss why the Committee found such data useful and how it implemented such data in determining the specific elements of compensation for the named executive officers.

Response:

The Company acknowledges the Staff’s comment and will include the requested disclosure in its 2008 proxy statement. In particular, the Company will expand the disclosure in its 2008 proxy statement to include a description of the comparability of the information presented to the Committee to the information included in the “Summary Compensation Table” and the usefulness to the Committee of such information.

3.	The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. For example, we note the significant disparity in the value of Mr. Essner’s stock awards for 2006 as compared to the other named executive officers. Given this disparity, please expand your disclosure to include a more detailed discussion of how and why the awards granted to your chief executive officer differ from the compensation and awards granted to the other named executive officers. If policies or decisions relating to a named executive officer are materially different than those applicable to the other officers, this should be discussed on an individualized basis. Refer to Section II.B.1 of Commission Release No. 33-8732A.

Response:

The Company acknowledges the Staff’s comment and will include the requested disclosure in its 2008 proxy statement to the extent applicable.

4.	We note your disclosure throughout your Compensation Discussion and Analysis that you generally target various elements of compensation at or near the median when compared with levels paid to similarly situated executives at your peer companies. Please disclose the actual percentiles that you experienced in 2006 for each element of compensation that you benchmarked. To the extent actual compensation was outside of a targeted percentile range, please provide discussion and analysis as to why.

Response:

The Company acknowledges the Staff’s comment and will include the requested disclosure in its 2008 proxy statement. In particular, the Company will include the actual percentiles experienced for each element of compensation for which benchmarking was a material factor and a discussion, if applicable, of the reasons for any difference from the percentiles targeted. Consistent with our telephone conversation of September 7, 2007, the Company will disclose the actual percentiles for 2007 (rather than for 2006) in its 2008 proxy statement.

5.	Please enhance your disclosure by including a discussion and analysis of each compensation element and your decisions regarding how each element fits into your overall compensation objectives and affects decisions regarding other elements. Refer to Item 402(b)(1)(vi) of Regulation S-K. In addition, we note the amounts realized by your named executive officers in 2006 upon the exercise of stock options and vesting of stock awards. For example, Mr. Essner realized $4,158,736 upon the exercise of stock options and $20,649,986 upon the vesting of stock awards in 2006. Please address the impact that realized amounts had or will have on compensation policies or specific awards relating to your named executive officers, including how these types of realized gains will be considered in setting future retirement benefits. To the extent amounts realized from prior compensation are not considered when setting future compensation, please so disclose. Refer to Item 402(b)(2)(x) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and will include the requested disclosure in its 2008 proxy statement. In particular, the Company notes its disclosure in the second full paragraph appearing on page 25 of its 2007 proxy statement, which the Company believes already addresses a portion of the Staff’s comment. The Company will supplement this disclosure to further address the Staff’s comment by adding additional detail regarding the impact, if any and if material, that amounts realized from prior compensation had or will have on compensation policies or specific awards. The Company also notes that amounts realized upon vesting/exercise of stock awards do not impact future retirement benefits, which are determined by reference to formulas set forth in the Company’s pension plans and which do not, as described on page 30 of the Company’s 2007 proxy statement, include equity in the calculations.

Pension Sensitivity Analysis, page 24

6.	You disclose that the Compensation and Benefits Committee began utilizing a tool to quantify more precisely the effect of base salary increases and annual cash incentive awards for named executive officers on pension benefits. Please include discussion and analysis as to what effects, if any, the data provided by this tool had on actual compensation decisions and awards made in your most recent fiscal year.

Response:

The Company acknowledges the Staff’s comment and will include the requested disclosure in its 2008 proxy statement to the extent applicable. In particular, the Company will discuss any material effects the pension tool had on actual compensation decisions and awards made in 2007.

Annual Cash Incentive Awards. page 26

7.	We note minimal analysis in this section, and in your section entitled “Long-Term Equity Incentive Compensation,” of how the Compensation and Benefits Committee determined the actual payouts under the Executive Incentive Plan and the actual number of performance share units and stock options to award. Although we note your discussion of the general corporate performance factors that were taken into account when making these awards, please include disclosure that not only sets forth the amounts of annual cash incentive or long-term equity incentive compensation awards to the named executive officers but also provides substantive analysis and insight into how the committee determined the payout amounts and value of the equity compensation to award. Please provide a reasonably complete description of the specific factors considered by the Committee in ultimately approving particular pieces of each named executive officer’s compensation package and describe the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Response:

The Company acknowledges the Staff’s comment and will include the requested disclosure in its 2008 proxy statement. In particular, the Company will include a more detailed discussion of the specific factors that the Committee considered material in ultimately approving particular components of each named executive officer’s compensation package and a more detailed discussion of how the Committee determined the payout amounts and value of equity compensation to be awarded.

8.	You disclose that it is your philosophy that, for years in which your performance is among your peer group leaders, senior executives should receive annual cash incentive compensation that raises their level of cash compensation to the top quartile of the competitive market. Please discuss and analyze how you determine if your performance is among your peer group leaders. For example, clarify how you measure performance and how such performance is compared to the performance of the peer group leaders.

Response:

The Company acknowledges the Staff’s comment and will include the requested disclosure in its 2008 proxy statement. In particular, the Company will include a discussion of how the Committee determines whether performance is among the Company’s peer group leaders.

9.	You disclose that you set performance goals for the annual cash incentive awards in the first quarter of each year. Please disclose the company performance goals for your current fiscal year and analyze how your incentive awards are specifically structured around those goals. See Item 402(b)(2)(v) of Regulation S-K and Instruction 2 to Item 402(b). Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response:

The Company acknowledges the Staff’s comment and respectfully wishes to clarify to the Staff that the Company’s annual cash incentive award program for its named executive officers is a discretionary plan. As described in the 2007 proxy statement, in order to preserve the tax deductibility to the Company of annual cash incentive awards to the named executive officers, the Executive Incentive Plan provides for a putative maximum award of two-tenths of one percent of consolidated net income, if any, for the applicable year (adjusted to omit the effects of unusual or infrequent items all as shown on the Company’s audited consolidated statement of income as determined in accordance with accounting principles generally accepted in the United States) to which the Committee then applies negative discretion in determining the actual award. In light of the Staff’s comment, the Company intends to expand its disclosure in the 2008 proxy statement to more clearly explain the discretionary nature of these awards.

The Company does not set Company performance goals or targets for purposes of its annual cash incentive award program for its named executive officers. Rather, as referenced in the 2007 proxy statement disclosure on page 27, management prepares a Company business plan for business and operational purposes in the first quarter of each year and, in making compensation decisions including with respect to annual cash incentive awards, Company performance is reviewed against various elements of this business plan, which may include, among other things, earnings per share (EPS), sales, operating margin, expense/cost reduction, new product approvals, advances in research and development and progress in litigation. While, as also referenced in the Company’s disclosure, achievement of the Company’s financial goals overall generally is the most significant consideration in determining annual cash incentive awards for the Company’s named executive officers, the Company does not prospectively set all or any specific financial goal or other element of the business plan as a specific Company performance goal or target for purposes of these awards and there is no specific formulaic or other definable relationship between any specific aspect of the business plan and the ultimate determination of these awards. Accordingly, the Company does not believe that Item 402(b)(2)(v) and Instruction 2 to Item 402(b) of Regulation S-K are applicable. In this regard, the Company notes that (1) the preparation of the Company’s business plan was not an action taken regarding executive compensation but was rather an action taken for operational purposes, (2) as noted in the Company’s disclosure on page 27 of the 2007 proxy statement, Company performance overall is only one component considered in the discretionary determination of these awards, with the Committee also considering individual performance and peer competitiveness data, and (3) until the actual determination of the annual cash incentive award is made by the Committee following completion of the performance year, it is difficult or impossible to predict which aspects of Company performance anticipated in the business plan ultimately will be taken into account by the Committee in setting the amount of the award payable to a specific named executive officer and/or the relative importance of those aspects of Company performance versus individual performance and peer competitiveness data.

While the Company therefore believes that prospective disclosure of “performance goals” is not appropriate with respect to its annual cash incentive awards, the Company does intend to enhance the disclosure regarding the material elements of Company performance, individual performance and other factors actually considered by the Committee in making annual cash incentive award decisions as indicated in the Company’s responses to Comments 1 and 7 above. In this regard, we also note that disclosure of some or all of the aspects of Company performance relative to the business plan that were considered material by the Committee in making actual annual cash incentive award determinations could involve competitive harm, in which case the Company would comply with Instruction 4 to Item 402(b) of Regulation S-K in discussing such aspects for the relevant period.

Finally, from a more technical perspective, the Company believes that both the adopting release and Instruction 2 to Item 402(b) of Regulation S-K imply that compensation actions taken since the end of the last fiscal year generally need only be disclosed in the proxy statement if they could affect a fair understanding of the named executive officer’s compensation for the last fiscal year.

Grants of Long-Term Incentive Compensation, page 28

10.	You disclose that performance share unit awards granted in 2006 may be converted to between 0% and 200% of a pre-set target number of shares of your common stock based on the earnings per share achieved for the 2008 performance year, the target for which will be set by the Committee at the beginning of 2008. Please discuss and analyze why the target EPS is determined in the last year of the three-year performance cycle and clarify what level of growth in EPS this target structure is intended to incentivize before the EPS target is determined in 2008.

Response:

The Company acknowledges the Staff’s comment and, in its 2008 proxy statement, will expand the disclosure appearing in the fourth paragraph on page 28 of the 2007 proxy statement, which the Company believes already addresses a portion of the Staff’s comment.

11.	Given that your long-term elements of compensation are based, in significant part, on the achievement of the targeted earnings per share that you have described, please discuss your policies and decisions regarding the adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. Refer to Item 402(b)(2)(viii) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and will include the requested disclosure in its 2008 proxy statement. On October 2, 2007, the Company filed a Current Report on Form 8-K announcing that the Board of Directors, on recommendation of the Committee, approved the adoption of a policy on the recoupment of performance-based compensation in restatement situations. A description of the policy will be included in “Compensation Discussion and Analysis” in the Company’s 2008 proxy statement.

2006 Grants of Plan-Based Awards, page 38

12.	It appears that your annual cash incentive awards should be disclosed in your table pursuant to Item 402(d)(2)(iii) of Regulation S-K. Please revise to include the required information or provide us with your analysis as to why such information should not appear in your table.

Response:

The Company acknowledges the Staff’s comment but believes that its exclusion of its annual cash incentive awards from the “2006 Grants of Plan-Based Awards” table in its 2007 proxy statement was appropriate. Annual cash incentive awards are granted to named executive officers under the Company’s Executive Incentive Plan, or EIP, which, in years in which the Company has consolidated earnings, gives discretion to the Committee to determine whether to grant, and the amount of, any annual cash incentive awards. As described in the 2007 proxy statement, in order to preserve the tax deductibility to the Company of annual cash incentive awards to the named executive officers, the EIP provides for a putative maximum award of two-tenths of one percent of consolidated net income, if any, for the applicable year (adjusted to omit the effects of unusual or infrequent items all as shown on the Company’s audited consolidated statement of income as determined in accordance with accounting principles generally accepted in the United States) to which the Committee then applies negative discretion in determining the actual award. As a result, actual awards do not come close to approaching such amounts. It is the Company’s view that including such a maximum in the table would not provide a fair presentation of the potential actual payments under the plan. In addition, as the EIP is a negative discretion plan, there is no target, nor is there a true maximum, although the minimum would be zero. Given that the Company’s annual cash incentive program is fully discretionary, the Company believes that implying it is formulaic would be more misleading than helpful to investors. In this regard, the Company notes its disclosure contained in the second paragraph on page 27 of its 2007 proxy statement, which describes the discretionary nature of this plan.

Option Exercises and Stock Vested in 2006, page 43

13.	You disclose that the shares described in the first two paragraphs of footnote 3 have not been included in your table because they vested based on performance completed prior to January 1, 2006. Given your disclosure that the Compensation and Benefits Committee did not determine that those shares had been earned until January 27, 2006, please provide us with your analysis as to why those shares were considered vested in 2005 when the final determination as to whether those shares had been earned did not occur until 2006. Please also tell us where you would make tabular disclosure in accordance with Item 402(g) of Regulation S-K of similar awards that vest based on performance that was completed in 2007, but is not approved until 2008. In addition, please also tell us whether the Compensation and Benefits Committee ever makes final determinations as to whether shares had been earned for a prior year’s performance after that year’s proxy has been filed, and if so, how and where you would expect to disclose the vesting of such shares.

Response:

The Company sought to apply a principles-based approach in preparing the compensation tables included in its 2007 proxy statement. To this end, the Company sought to present all equity compensation that was earned based on performance completed in 2006 as 2006 compensation in the compensation tables, similar to the presentation for annual cash incentive awards as prescribed by Item 402(c)(vii) of Regulation S-K (i.e., annual cash incentive awards determined by the Committee in February 2007 based on 2006 performance and paid shortly thereafter are presented in the “Summary Compensation Table” as non-equity incentive plan compensation for 2006). As a result, the Company included the performance share unit awards that were earned based on performance completed in 2006 (rather than those that were earned based on performance completed in 2005) in the table entitled “Options Exercised and Stock Vested in 2006” as 2006 vesting notwithstanding that the final determination was not made until early 2007. The Company believes that this presents a complete picture of 2006 compensation, as the vesting of these awards was determined solely on the basis of EPS for 2006 and total stockholder return ranking for the three-year period ending December 31, 2006. The Committee cannot make the final determination as to the number of shares earned until early 2007 because it must await the final audit of the year-end financial statements. In the interests of transparency, the Company also included comparable information regarding the prior year’s performance share unit awards (i.e., those earned based on performance completed in 2005 and paid in early 2006) in the footnotes to the table. The Company also notes that it applied this approach consistently throughout the 2007 proxy statement. For example, the table entitled “Outstanding Equity Awards at 2006 Year-End” treated these awards in a comparable fashion as disclosed at the top of page 40 in the Company’s 2007 proxy statement, and all expense relating to the final payout of these awards was accrued by the Company in 2006 in accordance with U.S. generally accepted accounting principles, thus appearing as compensation cost in the “Summary Compensation Table” for 2006.

The Company intends to apply a consistent approach with respect to these awards in future proxy statements. For example, performance share unit awards that are earned based on performance completed in 2007, but which are not paid until early 2008, will be included in the “Option Exercises and Stock Vested in 2007” table in the Company’s 2008 proxy statement in accordance with Item 402(g) of Regulation S-K. In response to the Staff’s comment, the Company notes that historically the Committee has made the final determination as to whether shares have been earned based on the prior year’s performance well in advance of the filing of the proxy statement for the next annual meeting. However, in the unlikely event that this determination were made after the filing of the proxy statement, the Company anticipates taking an approach similar to that described in Instruction 1 to Item 402(c)(iii) and (iv) of Regulation S-K by including disclosure in its proxy statement indicating that determination/payment is still pending and then filing a Current Report on Form 8-K disclosing the determination promptly after it is made by the Committee.

Our 1998 Change in Control Severance Agreements, page 53; and Our 2006 Change in Control Severance Agreements, page 55

14.	You disclose that the named executive officers are entitled to severance payments under the 1998 and 2006 agreements if, following a change in control, the named executive officer is terminated for any reason other than for “cause” or terminates his or her employment for “good reason.” Please briefly indicate the definitions of “cause” and “good reason” without directing your shareholders to reference the underlying agreements. Please clarify whether a “change in control” under the 2006 agreements is triggered by the same events as described under the 1998 agreements. Refer to Item 402(b)(2)(xi) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and will include the requested disclosure in its 2008 proxy statement. In particular, the Company will add a brief description of the definitions of “cause” and “good reason” and will clarify that the definition of “change in control” is the same under both the 1998 and 2006 agreements.

15.	You disclose that under the 1998 agreements the executives are entitled to a lump sum payment equal to three times the total of the executive’s base salary at the rate in effect at the time of the change in control (and increased to reflect any subsequent increases) and three years of continued welfare benefits. Similarly, you disclose that under the 2006 agreements the executives are entitled to a lump sum payment equal to three times their total base salary. Please discuss and analyze how these multiples and periods were negotiated and how and why the multiples and periods were agreed to by the company.

Response:

The Company acknowledges the Staff’s comment and will include the requested disclosure in its 2008 proxy statement. In particular, the Company will include a description of the determination of the multiples and periods reflected in the agreements.

Employment Agreement—Mr. Essner, page 59

16.	Please briefly indicate the definitions of “cause” and “good reason” under Mr. Essner’s employment agreement without directing your shareholders to reference the underlying agreement. We also note that under the agreement, Mr. Essner would be entitled to a lump sum payment equal to two times the sum of his then-current base salary and the average of the highest three annual bonuses he earned in the five immediately preceding bonus years, and credit with two additional years of service and age under the retirement plans. Please discuss and analyze how these terms were negotiated and how and why these terms were agreed to by the company. Please also discuss why the company chose to enter into an employment agreement with Mr. Essner in light of the fact that the company has not entered into employment agreements with the other named executive officers.

Response:

The Company acknowledges the Staff’s comment and will include the requested disclosure in its 2008 proxy statement. In particular, the Company will add a brief description of the definitions of “cause” and “good reason” under the agreement, the determination of the terms reflected in the agreement and the rationale for entry into the employment agreement.

* * * * *

We appreciate the willingness of the Staff to work with us to achieve the desired compliance with applicable disclosure regulations.

As specifically requested by the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any additional comments or questions by contacting Bryan Supran, Assistant General Counsel – Corporate, at (973) 660-5722 or Tara Gabbai, Corporate Counsel, at (973) 660-5835.

Very truly yours,

Wyeth

By:	/s/ Bryan A. Supran
Bryan A. Supran Assistant General Counsel – Corporate

cc:	Mr. Robert Essner

Chairman and Chief Executive Officer

Mr. Bernard Poussot

President, Chief Operating Officer and Vice Chairman

Mr. Gregory Norden

Senior Vice President and Chief Financial Officer

Mr. Lawrence V. Stein

Senior Vice President and General Counsel

Mr. René R. Lewin

Senior Vice President – Human Resources

Ms. Eileen M. Lach

Vice President, Corporate Secretary and Associate General Counsel